EXHIBIT (b)(7)

AMENDMENT TO THE BY-LAWS OF
EATON VANCE MUTUAL FUNDS TRUST

October 17, 2011

Pursuant to Article XV of the By-Laws of Eaton Vance Mutual Funds Trust (the “Trust”), upon vote by a majority of the Trustees of the Trust, Section 4 of Article VI is hereby amended and restated in its entirety as follows:

SECTION 4. Closing of Transfer Books and Fixing Record Date. The Trustees may fix in advance a time which shall be not more than ninety (90) days before the date of any meeting of shareholders, or the date for the payment of any dividend or the making of any distribution to shareholders or the last day on which the consent or dissent of shareholders may be effectively expressed for any purpose, as the record date for determining the shareholders having the right to notice of and to vote at such meeting, and any adjournment thereof, or the right to receive such dividend or distribution or the right to give such consent or dissent, and in such case only shareholders of record on such record date shall have such right, notwithstanding any transfer of shares on the books of the Trust after the record date. The Trustees may, without fixing such record date, close the transfer books for all or any part of such period for any of the foregoing purposes.